FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

June 20, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	FS Energy Total Return Fund

(File Nos. 333-214232 and 811-23205)

Dear Ms. Dobelbower:

Pursuant to Rules 461 and 486(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, FS Energy Total Return Fund hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, June 20, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

FS ENERGY TOTAL RETURN FUND

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: President & Chief Executive Officer